U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                                            SEC File Number 0-26826
                                           CUSIP Number 038 153 10-2

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

                              (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-

SAR For Period Ended: March 31, 1997
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  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

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Part I - Registrant Information
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Full Name of Registrant:  Applied Computer Technology, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    2573 Midpoint Drive

City, State and Zip Code

    Fort Collins, Colorado  80525

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re-port or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable detail the reasons why the Form 10-K, 20-F,
    11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The audit of the Company's financial statements for the year ended December 31, 1996 was not completed until April 30,1997. As a result, the Company was not able to close its financial books for the quarter ending March 31, 1997 in sufficient time so as to permit the filing of the 10-Q report by May 15, 1997.

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Part IV - Other Information
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  (1)  Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)           839-006l
                  (Name)            (Area Code)   (Telephone Number)

    (2)  Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 during the preceding
         l2 months (or for such shorter period that
         the registrant was required to file such
         reports) been filed?  If answer is no,
         identify report(s).                             [X] Yes  [ ] No

    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?       [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Company expects to record a loss for the quarter ending March 31, 1997 in excess of $500,000.

                        Applied Computer Technology, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1997                    By /s/ Wiley E. Prentice, Jr.
                                         Wiley E. Prentice, Jr.

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                                ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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